EXHIBIT 99.3

Press release dated April 28, 2014 Suncor Energy announces appointment of new Board Chair following retirement of John Ferguson

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces appointment of new Board Chair following retirement of John Ferguson

Edmonton, Alberta (April 28, 2014) – Suncor today announced that, following the retirement of John Ferguson at the close of Suncor’s Annual General Meeting of shareholders on April 29, 2014, James W. Simpson, a current member of the Board of Directors, will be Suncor’s new Board Chair.

Mr. Ferguson has been a member of Suncor’s Board of Directors since November, 1995 and has served as Chair since 2007. Working with the Board of Directors and the company’s senior leadership team, he’s overseen Suncor’s growth and development as Suncor became Canada’s largest energy company and the fifth largest in North America.

“Suncor has benefitted greatly from John’s unwavering commitment to Suncor and our shareholders, his sound business judgment and his focus on good governance,” said Steve Williams, president and chief executive officer. “He’s brought a strong spirit of collaboration, discipline and integrity to our Board discussions. We appreciate the significant contributions he’s made to our organization and wish him the very best as he retires from our Board.”

“We’re pleased to welcome Jim as our new Board Chair,” continued Williams. “We look forward to working with him in this role and know we will benefit from his extensive industry and leadership experience as we continue to deliver on our business strategy and meet the increasing expectations of shareholders and stakeholders.”

Appointed to Suncor’s Board of Directors in 2009, Mr. Simpson has acted most recently as the Chair of Suncor’s Human Resources and Compensation Committee. Formerly a director of Petro-Canada, Mr. Simpson is the past president of Chevron Canada Resources as well as the past Chair of the Canadian Association of Petroleum Producers and past Vice Chair of the Canadian Association of the World Petroleum Congress.

For full biographies and further information on Suncor’s Board of Directors, visit suncor.com.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com

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800-558-9071

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